Exhibit (d)(5)

FIRST AMENDMENT TO

WARRANT AGREEMENT

This First Amendment to Warrant Agreement (this “Amendment”) is made as of November 20, 2015 between Nephros, Inc., a Delaware corporation, with offices at 41 Grand Avenue, River Edge, New Jersey 07661 (together with its successors and permitted assigns under Section 8.11, “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, with offices at 17 Battery Place, 8th Floor, New York, New York 10004 (together with its successors and permitted assigns under Section 7.2 of the Agreement, “Warrant Agent”) and amends that certain Warrant Agreement, dated as of March 11, 2010, by and between the Company and the Warrant Agent (the “Agreement”). All capitalized terms used but not defined in this Amendment shall have the meanings provided in the Agreement.

WHEREAS, Section 8.8 of the Agreement provides that the terms of the Agreement may be amended by the Company and the Warrant Agent without consent of the holders of the Warrants, provided the terms of such amendment are not adverse to the interest of the holders of the Warrants; and

WHEREAS, the Company desires to amend the terms of the Warrants issued under the Agreement to temporarily reduce the Warrant Price, which is a change beneficial to the holders of the Warrants; and

WHEREAS, Warrant Agent agrees to amend the Agreement to provide for such temporarily reduction in the Warrant Price.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Temporary Amendment of Warrant Price. Section 3.1 of the Agreement is hereby deleted in its entirety and replaced with the following text:

3.1 Warrant Price. Each Warrant entitles the registered holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $0.40 per whole share (which price reflects the Company’s 1-for-20 reverse stock split effected on March 11, 2015), subject to any adjustments provided in Section 4 hereof (the “Warrant Price”). Notwithstanding the preceding sentence, the Warrant Price shall be temporarily reduced to $0.20 per whole share from the date of this Amendment until the expiration date of the Offer to Exercise, filed with the Securities and Exchange Commission as Exhibit (a)(1)(B) to the Company’s Schedule TO on or about the date of this Amendment (the “Offer to Exercise”), which expiration is initially set as 12:00 midnight Eastern Time on the evening December 18, 2015 but may be extended by the Company in its sole discretion as described in the Offer to Exercise (the “Expiration Time”). Immediately after the Expiration Time, the Warrant Price shall revert to $0.40 per whole share, subject to any adjustments provided in Section 4 hereof, without any further action of the Company or the Warrant Agent.

2.	No Further Amendment. Except for the changes explicitly set forth herein, the Agreement shall remain in full force and effect pursuant to its original terms.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto as of the day and year first above written.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Daron Evans
Name:	Daron Evans
Title:	Chief Executive Officer

NEPHROS, INC.

By:	/s/ Mark Zimkind
Name:	Mark Zimkind
Title:	Vice President

[Signature Page to First Amendment to Warrant Agreement]